September 8, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Steve Lo
Kimberly Calder
Liz Packebusch
Timothy S. Levenberg

Re:	Globavend Holdings Ltd (CIK No. 0001978527) Registration Statement on Form F-1 Amended on September 8, 2023 File No. 333-274166

Ladies and Gentlemen:

On behalf of our client, Globavend Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 6, 2023 on the Company’s registration statement on Form F-1 filed on August 23, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment no.1 to the Registration Statement on Form F-1 (the “Registration Statement No.1”) and certain exhibits via EDGAR to the Commission.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Sook Young YEU	呂淑榮
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Choo Lye TAN	陳珠萊	Eugene Y.C. YEUNG	楊睿知

Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Vincent S.K. TSO	曹紹基
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華
Paul R. HASWELL	何 威	Carolyn H.L. SNG	孫慧蓮	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安

Form F-1 Filed August 23, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 60

1.	We note you revised your disclosure on page 59 in response to prior comment 1. We reissue the comment. Please revise your discussion, to the extent material to an understanding of your results of operations, to quantify for each period presented the impact that foreign currency movement had on specific line items of revenue and expenses. For example, discussions about changes in the price vs. volume mix should consider changes in foreign currency fluctuation and how they impacted revenue. Refer to Item 5.A.3. of Form 20-F.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 61, 62, 64 and 65 of the Registration Statement No.1.

Exhibits

Exhibit 5.1

Opinion of Conyers Dill & Pearman, page II-4

2.	If counsel intends to use the term “Resale Shares” in the legality opinion, please revise the opinion to define the term and to opine on the Resale Shares at Section 4.3.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is not registering any of its shares for resale in this offering. The Company has included a revised legality opinion as exhibit 5.1 of the Registration Statement No.1, which has removed any references to “Resale Shares”.

3.	At Section 3.3, counsel states that the legality opinion “is issued solely for the purposes of the filing of the Registration Statement and the offering of the IPO Shares by the Company and is not to be relied upon in respect of any other matter.” Please be advised that you may not limit reliance in a manner that excludes anyone entitled to rely on the opinion. Refer to Staff Legal Bulletin 19 at Section II.B.3.d.

In response to the Staff’s comment, the Company has included a revised legality opinion as exhibit 5.1 of the Registration Statement No.1, which has removed the referenced limitation.

4.	Similarly, please ensure that the opinion includes no assumptions which are overly broad, that “assume away” the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. For example, in connection with its Section 4.3 opinion that the shares offered by the selling shareholders “are validly issued, fully paid and non-assessable,” counsel may not assume that such shares “have been fully paid for and the issue price was at or above par value,” as it does in Section 2.9. Refer to Staff Legal Bulletin 19 at Sections II.B.2.h and II.B.3.a.

In response to the Staff’s comment, the Company has included a revised legality opinion as exhibit 5.1 of the Registration Statement No.1, which has removed the referenced assumptions.

General

5.

We note the proposed offering by the selling shareholders of up to 1,680,210 Ordinary Shares. It appears that the transaction may be an indirect primary offering with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with your detailed analysis as to why the proposed offering is not an indirect primary offering on your behalf and thus is appropriately characterized as a valid secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Interpretive Response 612.09 of our Compliance and Disclosure Interpretations for Securities Act Rules.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is not registering any of its shares for resale in this offering. The Company has removed the resale prospectus in the Registration Statement No.1.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam
Title:	Partner